UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

TerraCycle US Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-2479091
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

121 New York Avenue
Trenton, New Jersey 08638
(Full mailing address of principal executive offices)

(609) 656-5100
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TerraCycle,” “we,” or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2018 (“Interim 2018”) and the six-month period ended June 30, 2019 (“Interim 2019”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this Annual Report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Even though we were only formed in August 2017, our wholly owned subsidiary, TerraCycle US, LLC has been operating in the United States since January 1, 2014. At that time, our now wholly owned operating subsidiary assumed all income and expenses associated with our parent company’s US operations, which had been operating since 2003. The consolidated financial statements include the accounts of our wholly owned subsidiary TerraCycle US, LLC and its domestic subsidiary, which is wholly owned. On August 14, 2017, TerraCycle, Inc., (the sole member of TerraCycle US, LLC) contributed that membership in TerraCycle US, LLC to us. We conduct our business exclusively through our operating subsidiary, which has generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Estimates

The discussion and analysis of the company’s financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including, but not limited to, those related to receivable allowances, inventories, accruals, goodwill and other intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Operating Results

Our net sales are derived primarily from sale of products and services in four principal operations: Sponsored Waste Collection Programs, Zero Waste Boxes, Material Sales, and Regulated Waste. In addition, certain corporate items are included in net sales. This relates to assets that are not managed directly by the reportable segments. Our net sales increased to $11,229,215 for Interim 2019 from $9,453,499 for Interim 2018, an increase of $1,775,716 (19%). This increase was due to:

-	Sponsored Waste revenues increased by $1,374,000 (45%), driven by new programs contributing $385,000 in incremental management fees and $1,029,000 increased variable revenue across most programs.
-	Zero Waste Boxes revenues increased by $1,074,000 (62%), driven by the continued expansion of this segment across individual and corporate customers.

-	Material Sales revenue decreased by $1,120,000 (80%), due to timing of closing large deals. While two larger sales were finalized in the first half of 2018, we in the process of completing equally large deals in the second half of 2019, which will put us in line or potentially above the total revenue of the prior year.
-	Regulated Waste revenues decreased by $197,000 (5%), partially impacted by the disruption of moving to new systems to integrate with the rest of the company.
-	Corporate increased by $645,000, due to the decrease in deferred revenue on the variable fees as we increase the amount of waste processed, which are not recorded at the segment level (mainly Zero Waste Boxes and Regulated Waste).

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services. Our cost of revenues was approximately $4,882,702 for Interim 2019, a decrease of $300,650 (6%) from $5,183,352 in Interim 2018. This was driven by $955,000 of lower costs associated with lower revenues, primarily in the Material Sales business, partially offset by in increase of $654,000 in costs in the other segments in line with the net revenue increase of those segments.

Our gross profit was $6,346,513 for Interim 2019, an increase of $ 2,076,366 (49%), compared to $4,270,147 in the same period last year. Gross margin increased to 56.5%, compared to 45.2% in the same period last year, reflecting a more profitable product mix.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses were $4,136,659 in Interim 2019, an increase of 772,623 (23%) compared to $3,364,036 for Interim 2018. This increase was driven by higher bad debt provision of $258,000 (most of which we believe should be recovered in the second half of the year), $259,000 higher TCI management and IP fees associated with the higher revenue, $174,000 higher personnel expenses, and $87,000 transactional expenses related to the higher volume of revenue.

Other income/expenses, primarily interest income/expense, increased by approximately $139,000 to $58,778 in other income in Interim 2019 from $79,903 in other expense in Interim 2018, due to the elimination of interest expense with the payment of the seller’s note to finance the acquisition of the Regulated Waste business segment, and the interest income generated by the loan facility with the company’s parent corporation.

Income tax provision increased by $235,880 to $459,390 in Interim 2019 from $223,510 last year, due to the higher level of before tax profits.

As a result of the foregoing, the net income of the company increased by $1,206,544 to $1,809,242 in Interim 2019, from $602,698 in same period last year.

Liquidity and Capital Resources

Cash Flow

Operating Activities

We generated $2,293,596 of cash from operations during the first six months of 2019. Net income generated $1,809,242 of cash flow. Accounts receivable used $1,564,243 of cash due to increased revenue. Inventory used $150,197 of cash as inventory levels remain fairly constant. Accounts payable generated $731,940 of cash in line with higher activity. Deferred income generated $1,288,035 of cash.

Investing Activities

Cash used by investing activities was $49,240 for the first six months of 2019. This is made up of purchases of warehouse equipment of $24,000 and leasehold improvements of $25,000.

Financing Activities

Our financing activities consumed net cash of $1,383,708 during the first six months of 2019. Repayment of the seller’s note related to the acquisition and payment of dividends to common and preferred shareholders used $2,252,475 and $1,096,736 of cash, respectively. Net proceeds from the second closing of the Regulation A offering brought $1,981,392 of cash.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 5.75%. TD Bank has a call to reset the interest rate at each five-year anniversary of the mortgage; however, we have option to pay off the entire mortgage at that time without penalty. The mortgage note is secured by the building and matures on April 1, 2029. As of June 30, 2019, the outstanding principal on that loan was approximately $220,000.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. As of June 30, 2019, the outstanding principal on that loan was approximately $254,000.

On October 31, 2017, the company entered into a promissory note payable for the acquisition of ACC. The note was payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. The company paid the ACC promissory note in full on February 27, 2019. Repayment of this loan was made with $1,750,000 using funds from the proceeds of the closing of Regulation A, $200,000 using the option to exercise the exchange of Class A Preferred stock, and the remaining $258,595 balance using the line of credit described below.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms include an interest rate of daily LIBOR plus 2.35%, and the line expires on December 31, 2019 with a renewal option upon a renewal notice from the bank. The line of credit has been used from time to time, with no balance outstanding as of June 30, 2019.

The company contracts with various third party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements, with the exception of one facility located in Hamilton Township, NJ near our headquarters in which the company has entered into a lease agreement with a stockholder of its parent company that expires on January 31, 2020. The total amount paid for that lease for Interim 2019 was $96,500.

Capital Resources

The company launched a Regulation A offering in January 2018. We currently (as of the date of this report) have raised $9,025,000 from the sale of securities in that offering and another $100,000 pending the Know Your Client compliance process administered by our broker-dealer.

As of June 30, 2019, we had $1,859,145 of cash. Management believes that the company’s existing cash balances at June 30, 2019, along with cash expected to be generated from future operations and current capital-raising, will be sufficient to fund activities for the foreseeable future.

Management’s Report

The growth we experienced in 2018 has not only continued in 2019 but also has increased in momentum with many new programs launched, consistent increases in media placements, and an ever-growing number of brand partners in our Sponsored Waste Collection Programs moving to longer-term contracts.

Brand Partnerships (existing programs) and Business Development (new programs)

Program Activation Highlights

1.	Calbee recycling program for snack and food packaging

2.	Earth Animal recycling program for dog food and dog treat packaging.

3.	The world’s first recycling program with Gillette, for blades and razors.

4.	LOL Surprise recycling program for toy packaging and components.

5.	Recycling program for LimeLife by Alcone skin care and cosmetic packaging.

6.	Mountain House, a company specializing in freeze dried foods.

7.	Weleda recycling program for skincare packaging.

8.	Martini & Rossi Frose recycling program for Bacardi drink mix packages.

9.	Herbal Essences recycling program for hair care packaging.

Zero Waste Boxes (ZWB)

The ZWB division produced revenue of $2.8 million as of June 30, compared to $1.7 million for the same period in 2018. Sales with existing clients continue to increase. The ZWB business development team is currently focused on finalizing contracts for several in-store recycling programs, which are expected to launch later this year. Zero Waste Box sales on our e-commerce platform continue to grow, and monthly sales now average $300,000 per month. We have entered into several new partnerships across multiple industries (as further illustrated in the chart below).

New ZWB Programs Launched in the first half of 2019:

Conglomerate/Brand	Sale Type	Waste Stream
Williams and Sonoma	Retail	Coffee Capsules
Dillard’s	Retail	Beauty Products
Vans (VFC)	Retail	Footwear
GrainPro	Direct	Feed Bags
Reebok	Direct	Clothing
GPJ Experiential Marketing	Event	Nametags and Lanyards
Nature Valley (General Mills)	Event	Candy and Snack Wrappers
Barilla	Event	Plastic Packaging and Compost
HBI International	Event	Cigarette Waste

Materials Sales

The Materials Sales team is pleased to announce that it has launched the largest-ever retail recycling program for car seats for Wal-Mart in 4,200 stores.

The Materials Sales department continues to expand and grow its pipeline of prospective customers for ocean plastic. It is now building out a sales team to pitch other unique stories to major consumer packaged goods companies. On the internal side of our business, the team continues to find buyers for processing post-consumer waste faster than predicted/budgeted. This performance has produced savings in expected cost of revenues and reduces budgeted warehouse spend.

Regulated Waste Division

Our accounting system, SAP, has been implemented and used for all financial transactions in 2019, which has allowed for tightened financial and operational controls as well as improved reporting. This increased tracking and improved data will allow us to focus and align sales and marketing resources towards those activities, which yield the strongest results. In addition, work has begun and will be completed in 2019 to overhaul all current websites with the goal of improving overall customer experience and increasing efficiency of administrative processes.

Communications

TerraCycle’s PR team was named the Winner for Media Relations with an In-House Team by the International Public Relations Association’s Golden World Awards for Excellence in Public Relations. We were also recognized as the Media Relations Platinum Award Winner by the Association of Marketing and Communication Professionals’ Hermes Creative Awards, and we were named to the Inc. 5,000 list of fastest growing companies in America.

CEO Tom Szaky’s fourth book, “The Future of Packaging,” was published in February. The book includes chapters by fifteen industry leaders as co-authors.

Other Trend Information

Tax Sharing Agreement

●	We have executed a “Tax Sharing Agreement” with our parent company. Under current US federal tax law, our parent company would consolidate the taxable income of any company in which it has at least 80% of voting power control and at least 80% of value. The Tax Sharing Agreement provides for our company to reimburse our parent company for any taxes we would have otherwise paid, but were reduced due to our parent company owning 80% or more of our company and thus, the filing of a consolidated tax return. In the event and as of such date as we sell more than 20% of our total shares to investors in our Regulation A offering, our taxable income would not be consolidated with the parent company and thus would be taxed in a separate federal filing by us.

●	Unless and until we sell 20% of total shares to investors in our Regulation A offering, our taxable income will be consolidated with the taxable income of the parent company. If taxes are due, our parent company will make the tax payments on behalf of the consolidated group or utilize accumulated Net Operating Losses to reduce the parent company’s consolidated tax liability. Alternatively, if taxes are due, our parent company will make the tax payments on behalf of the consolidated group. The Tax Sharing Agreement will allow our parent company to charge the taxes on our taxable income to us, and we will reimburse our parent (in cash) for taxes it otherwise would have paid if our taxable income was not consolidated with the parent. Our federal tax for will be calculated on a separate company basis and any tax so calculated will be paid to the parent.

●	Under current New Jersey tax law, there is no provision for consolidated filings of our taxable income with the parent; therefore, the Tax Sharing Agreement will not be applicable for New Jersey State taxes.

●	Where other states do require a consolidated or combined filing, a similar separate company basis will be applied pursuant to the Tax Sharing Agreement.

General Market Trends

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the World Economic Forum and Ellen MacArthur Foundation have raised the public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	More corporations are integrating sustainability programs into their operations and marketing initiatives.

●	We believe that our current government’s denial of and inaction on climate change may fuel individual initiatives; the time may have come where consumers will assume responsibility for their outputs and waste, and help reduce their personal impact on our climate.

●	We, therefore, anticipate increasing demand for our services in the United States.

Item 2.

Not applicable.

Item 3.

TerraCycle US Inc. and Subsidiaries

Interim Consolidated Financial Statements (Unaudited)

Periods Ended June 30, 2019 and 2018

TerraCycle US Inc. and Subsidiaries

Contents

Interim Consolidated Financial Statements (unaudited)

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets (Unaudited)

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

	June 30, 2019	December 31, 2018
Assets
Current Assets
Cash	$1,859,145	$998,497
Accounts receivable, net of allowance to doubtful accounts of
$447,468, 2019 and $94,904, 2018	3,842,396	2,630,717
Related party receivables, net	2,906,130	2,651,889
Inventory, net	1,071,452	921,255
Deferred tax asset	411,246	411,246
Prepaid expenses and other current assets	308,001	675,758
Total current assets	10,398,370	8,289,362
Related party receivables long term, net	239,000	239,000
Property, plant and equipment, net	1,279,764	1,266,909
Goodwill	953,455	953,455
Other intangible assets, net	1,384,000	1,435,900
Total assets	$14,254,589	$12,184,626
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$46,234	$2,298,709
Accounts payable	1,181,600	449,660
Related party payables	159,434	108,649
Accrued redemption points	328,573	304,856
Accrued expenses and other current liabilities	913,476	1,363,522
Deferred income	3,918,259	2,630,224
Total current liabilities	6,547,576	7,155,620
Long-term debt, net of current portion	427,474	443,363
Capital lease obligations, net of current portion	-	-
Total liabilities	6,975,050	7,598,983
Commitment and contingencies (Note 9)
Stockholders' equity
Common stock, par value $0.0001 per share; 1,500,000 shares authorized; 500,000 shares issued and outstanding	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 shares authorized; 57,853 and 34,182 shares issued and outstanding in 2019 and 2018; liquidation preference $57,853, 2019 and $34,182, 2018	6	3
Additional paid-in capital	3,229,659	3,245,670
Retained earnings	4,049,824	1,339,920
Total stockholders' equity	7,279,539	4,585,643
Total liabilities and stockholders' equity	$14,254,589	$12,184,626

See accompanying notes to consolidated financial statements

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations (Unaudited)

Periods Ended June 30,	2019	2018
Net sales	$11,229,215	$9,453,499
Cost of sales	4,882,702	5,183,352
Gross profit	6,346,513	4,270,147
Operating expenses
Selling,general and administrative expenses	4,136,659	3,364,036
Income from operations	2,209,854	906,111
Other (income) expenses
Interest (income) expense	(58,778)	79,903
Total other (income) expenses	(58,778)	79,903
Income before income taxes	2,268,632	826,208
Provision for income taxes	459,390	223,510
Net income	$1,809,242	$602,698

See accompanying notes to consolidated financial statements

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

Periods Ended June 30,	2019	2018
Operating Activities
Net Income	$1,809,242	$602,698
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization	51,900	51,600
Depreciation	36,383	30,889
Bad Debts	352,564	104,207
Changes in operating assets and liabilities:
Accounts receivable	(1,564,243)	(523,593)
Related party receivables	(254,241)	(331,163)
Inventory	(150,197)	(66,088)
Prepaid expenses and other current assets	367,757	(205,933)
Accounts payable	731,940	(264,453)
Intercompamy payable	50,785	95,212
Accrued expenses and redemption points	(426,329)	1,154
Deferred Income	1,288,035	852,562
Net cash provided by operating activities	2,293,596	347,092
Investing activities:
Purchase of property and equipment	(49,240)	(73,162)
Net cash used in investing activities	(49,240)	(73,162)
Financing activities:
Repayment of Air Cycle seller's note	(2,252,475)	(222,340)
Repayment from long-term debt	(15,889)	(16,765)
Repayment of capital lease obligation	-	(6,867)
Proceeds from capital raise	1,981,392	-
Dividend payment	(1,096,736)	-
Net cash used in investing activities	(1,383,708)	(245,973)
Net Increase in cash	860,648	27,957
Cash, beginning of the period	998,497	992,052
Cash, end of the period	$1,859,145	$1,020,009

See accompanying notes to consolidated financial statements

TerraCycle US Inc. and Subsidiaries

Other Information

1.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 1-SA. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ended December 31, 2019.

The condensed consolidated balance sheet at December 31, 2018, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in TerraCycle US Inc.’s (“Company”) annual report on Form 1-A for the year ended December 31, 2018.

2.	Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which establishes a core principle, achieved through a five-step process, that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this update deferred the effective date for implementation by one year and is now effective for annual reporting periods beginning after December 15, 2018. Upon adoption, ASU No. 2014-09 can be applied either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company is evaluating the potential impact on its consolidated financial statements of adopting ASU No. 2014-09 and has not yet determined the implementation method to be used.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 840). The ASU will require that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and lease liability. The standard will require entities to classify leases as either a finance or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

TerraCycle US Inc. and Subsidiaries

Other Information

In August 2016, the FASB issued ASU 2016-15 to clarify whether the following items should be categorized as operating, investing or financing in the statement of cash flows: (i) debt prepayments and extinguishment costs, (ii) settlement of zero-coupon debt, (iii) settlement of contingent consideration, (iv) insurance proceeds, (v) settlement of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) policies, (vi) distributions from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) receipts and payments with aspects of more than one class of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. This is fundamental in the determination of whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This determination is important given the diverging accounting models used for each type of transaction. The guidance is generally expected to result in fewer transactions qualifying as business combinations. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact on its consolidated financial statements of adopting the new standard.

3.	Inventory

Inventory consists of the following:

As of	June 30, 2019	December 31, 2018
Raw materials	$955,794	$753,916
Finished goods	131,216	182,897
Total	1,087,010	936,813
Less reserve for obsolete inventory	15,558	15,558
Total	$1,071,452	$921,255

4.	Property and Equipment, Net

Property and equipment are comprised as follows:

As of	Estimated Useful Lives	June 30, 2019	December 31, 2018
Land		$29,500	$29,500
Vehicles	5 years	60,076	36,432
Machinery and equipment	5-7 years	443,249	443,249
Buildings and improvements	39 years	1,334,466	1,308,871
Computer equipment	3-5 years	300,130	300,130
Furniture and fixtures	7 years	45,156	45,156
Total		2,212,577	2,163,338
Less accumulated depreciation and amortization		932,813	896,429
Total		$1,279,764	$1,266,909

TerraCycle US Inc. and Subsidiaries

Other Information

For the six months ended June 30, 2019 and 2018, depreciation expense amounted to approximately $36,000 and $31,000 and includes the amortization associated with assets under capital leases (see Note 9).

5.	Acquisition of Business

On October 31, 2017, the Company acquired the assets of ACC for a total consideration of $3,322,000. This acquisition was financed with a seller’s note for $2,775,000 (see Note 8), cash of $525,000 and assumption of $22,000 of liabilities. The Company incurred acquisition-related costs of approximately $30,000. These costs were expensed as incurred.

6.	Related Party Transactions

On a regular basis, the Company enters into various transactions with its parent TerraCycle, Inc. (“TCI”) and subsidiaries of TCI. The most significant activities occur with both TCI and TerraCycle Canada ULC. The most material activities with TCI include a quarterly global management fee charge from TCI to the Company as well as the Company funding TCI with cash to cover such items as payroll. The most material activities between the Company and TerraCycle Canada ULC include a regional allocation of expenses from the Company. There are also smaller daily operating activities expenses that TerraCycle Canada ULC will allocate to the Company such as customs brokerage on their behalf. At June 30, 2019 and December 31, 2018 Company has a net related party short term receivable from TCI recorded in the amount of $2,859,277 and $2,639,790, respectively, and an additional $239,000 in long term at both periods. The Company and TCI signed a loan facility contract effective January 1, 2019, by which the Company is charging TCI LIBOR +2.25% on the monthly averages of each quarter. At June 30, 2019 and December 31, 2018 other subsidiaries of the Parent Company have a net related party net related party receivable in the amount of $46,853 and $12,099, respectively, and a net related party payable in the amount of $159,434 and $108,649, respectively.

The Company entered into a lease agreement with a stockholder of the parent TCI to rent a storage facility that expires on January 31, 2020. The initial base rent at the commencement of the new lease was $15,450 per month. The lease provides for a change in rent equal to the percentage change in the Consumer Price Index, with a maximum percentage change of five percent, effective each anniversary of the commencement date. The base rent as of June 30, 2019 and December 31, 2018 was $16,091 per month. For the six months ended June 30, 2019 and 2018, rent expense paid to this stockholder was $96,500 and $94,500, respectively. Future minimum lease payments are expected to be $112,637 per year through January 2020.

The Company allocated approximately $305,000 and $316,000 for the six months ended June 30, 2019 and 2018, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

7.	Deferred Revenue

The Company has various recycling programs for which revenue is generated. The Company enters into agreements with customers under various programs that seek to recycle their products or packaging through a sponsored collection or zero waste program. If the Company receives an up-front payment (annual fee and sometimes an exclusivity fee) to allow the customers to use the Company logo on its packages and advertise that the Company is a partner, revenue recognition is deferred and recorded to income over the term of the contract which usually spans one year, with some contracts as long as three years. An unearned amount related to such fees of approximately $2,560,000 and $1,056,000 is included in deferred income at June 30, 2019 and December 31, 2018, respectively.

The Company also receives a variable fee, usually billed monthly for the collection and recycling of products. Revenue is deferred until such waste is processed. An unearned amount of approximately $1,358,000 and $1,574,000 is included in deferred revenue at June 30, 2019 and December 31, 2018, respectively.

TerraCycle US Inc. and Subsidiaries

Other Information

8.	Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,446 monthly installments of principal plus interest at 5.75% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises. The amount outstanding under the mortgage note payable was approximately $220,000 at June 30, 2019 and $228,000 at December 31, 2019.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $254,000 at June 30, 2019 and $262,000 at December 31, 2018.

On October 31, 2017, the Company entered into a promissory note payable for the acquisition of ACC (see Note 5). The note was payable in $50,000 monthly installments of principal plus interest at 6% through September 30, 2021. The Company paid the ACC promissory note in full on February 27, 2019. Repayment of this loan was made with $1,750,000 using funds from the proceeds of the closing of Regulation A+, $200,000 using the option to exercise the exchange of Class A Preferred stock, and the remaining $258,595 balance using the line of credit described below.

On February 25, 2019, the Company opened a $2,000,000 Line of Credit with Bank of America. Terms are interest rate of daily LIBOR plus 2.35%, and expires on December 31, 2019 with a renewal option upon a renewal notice from the bank. The line of credit has been used from time to time, with no balance outstanding as of June 30, 2019.

Estimated future annual maturities of debt, excluding capital lease obligations, as of June 30, 2019 are as follows:

Period ended June 30,	Amount
2020	$46,234
2021	49,129
2022	49,920
2023	50,747
2024	51,612
Thereafter	226,066
Total	$473,708

TerraCycle US Inc. and Subsidiaries

Other Information

9.	Commitments and Contingencies

Lease commitments

The Company leases various properties for storage facilities and office space. Storage facilities are on a month-to-month basis. Additionally, the Company leases one storage facility from a related party (see Note 6). Total rent expense was approximately $245,000 and $316,000 for the six months ended June 30, 2019 and 2018, respectively.

Future minimum lease payments are expected to be as follows:

Period ended June 30,	Non-Related Party	Related Party	Total
2019	$53,949	$96,546	$150,495
2020	44,958	16,091	61,049
Total	$98,907	$112,637	$211,544

The Company is also required to pay property taxes and common area maintenance charges related to the leases.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

10.	Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	CORP	Total
Period ended June 30, 2019
Net Sales	$4,423	$2,811	$273	$3,510	$212	$11,229
Income (loss) before provision for (benefit from) income taxes	$1,792	$1,032	$(845)	$(11)	$301	$2,269

Period ended June 30, 2018
Net Sales	$3,049	$1,737	$1,393	$3,707	$(433)	$9,453
Income (loss) before provision for (benefit from) income taxes	$863	$519	$(546)	$269	$(279)	$826

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)
2.2	Bylaws (2)
4.	Form of Subscription Agreement (3)
6.1	Operational Support Services Agreement (4)
6.2	Rental Agreements (5)
6.3	Air Cycle Asset Purchase Agreement (6)
8.	Escrow Agreement (7)

(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-1.htm)

(2)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex2-2.htm)

(3)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex4.htm)

(4)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-1.htm)

(5)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex6-2.htm)

(6)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417059765/tv479723_ex6-3.htm)

(7)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1714781/000114420417045693/v473424_ex8.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer
Date: September 24, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer and Director
September 24, 2019

/s/	Javier Daly
Chief Financial Officer (Chief Accounting Officer) and Director
September 24, 2019

/s/	Richard Perl
Chief Administrative Officer and Director
September 24, 2019

/s/	Daniel Rosen
General Counsel and Director
September 24, 2019

/s/	David Zaiken
Director
September 24, 2019

/s/	Ehud Laska
Director
September 24, 2019